Exhibit 12.1
Penn Virginia Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands, except ratios)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income (loss) from continuing operations before income taxes	$(173,291)	$(221,070)	$(108,178)	$(216,750)	$149,225
Fixed charges	66,616	62,002	60,003	52,539	33,772
Capitalized interest	(803)	(1,983)	(1,384)	(2,318)	(2,987)
Preferred stock dividend requirements	(2,793)	—	—	—	—
	$(110,271)	$(161,051)	$(49,559)	$(166,529)	$180,010
Fixed charges:
Interest expense	$59,339	$56,216	$53,679	$44,231	$24,627
Capitalized interest	803	1,983	1,384	2,318	2,987
Rent factor	3,681	3,803	4,940	5,990	6,158
Preferred stock dividend requirements	2,793	—	—	—	—
	$66,616	$62,002	$60,003	$52,539	$33,772

Ratio of earnings to fixed charges and preferred stock dividends [1]	—	—	—	—	5.3x

1 During 2012, 2011, 2010 and 2009, earnings were deficient by $176,887, $223,053, $109,562 and $219,068, respectively, regarding the coverage of fixed charges and preferred stock dividends.